Exhibit 99.6
Form of Release to Stock Exchanges

INDEPENDENT Auditor’s Report ON THE AUDIT OF THE CONSOLIDATED FINANCIAL RESULTS

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of INFOSYS Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”) for the quarter and half year ended September 30, 2020, (the “Statement”) being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	includes the results of the entities as given in the Annexure to this report;

(ii)	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and

(iii)	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the quarter and half year ended September 30, 2020.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for audit of the consolidated financial results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the consolidated financial results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Management and approved by the Company’s Board of Directors, has been compiled from the audited interim condensed consolidated financial statements for the quarter and half year ended September 30, 2020. The Company’s Board of Directors is responsible for the preparation and presentation of these consolidated financial results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations.

The respective Boards of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial results by the Directors of the Company, as aforesaid.

In preparing the consolidated financial results, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the consolidated financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial results, including the disclosures, and whether the consolidated financial results represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the Financial Information of the entities within the Group to express an opinion on the consolidated financial results. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the consolidated financial results of which we are the independent auditors.

Materiality is the magnitude of misstatements in the consolidated financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the consolidated financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the consolidated financial results.

We communicate with those charged with governance of the Company and such other entities included in the consolidated financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar

Partner

Place: Mumbai Date: October 14, 2020	(Membership No.039826) (UDIN: 20039826AAAAGS6910)

Annexure to Auditors’ Report

List of Entities:

1.	Infosys Technologies (China) Co. Limited
2.	Infosys Technologies S. de R. L. de C. V.
3.	Infosys Technologies (Sweden) AB.
4.	Infosys Technologies (Shanghai) Company Limited
5.	Infosys Tecnologia DO Brasil LTDA. (effective October 01, 2019, merged into Infosys Consulting Ltda.)
6.	Infosys Nova Holdings LLC.
7.	EdgeVerve Systems Limited
8.	Infosys Austria GmbH
9.	Skava Systems Pvt. Ltd.
10.	Kallidus Inc.
11.	Infosys Chile SpA
12.	Infosys Arabia Limited
13.	Infosys Consulting Ltda.
14.	Infosys CIS LLC
15.	Infosys Luxembourg SARL
16.	Infosys Americas Inc.
17.	Infosys Public Services, Inc.
18.	Infosys Canada Public Services Inc.
19.	Infosys BPM Limited
20.	Infosys (Czech Republic) Limited s.r.o.
21.	Infosys Poland Sp Z.o.o
22.	Infosys McCamish Systems LLC
23.	Portland Group Pty Ltd
24.	Infosys BPO Americas LLC.
25.	Infosys Consulting Holding AG
26.	Infosys Management Consulting Pty Limited
27.	Infosys Consulting AG
28.	Infosys Consulting GmbH
29.	Infosys Consulting S.R.L, Romania
30.	Infosys Consulting SAS
31.	Infosys Consulting s.r.o.
32.	Infosys Consulting (Shanghai) Co., Ltd.(formerly Lodestone Management Consultants Co., Ltd)
33.	Infy Consulting Company Limited
34.	Infy Consulting B.V.
35.	Infosys Consulting Sp. Z.o.o
36.	Lodestone Management Consultants Portugal, Unipessoal, Lda.
37.	Infosys Consulting S.R.L, Argentina
38.	Infosys Consulting (Belgium) NV
39.	Panaya Inc.
40.	Panaya Limited.
41.	Panaya GmbH
42.	Panaya Japan Co. Ltd (liquidated effective October 31, 2019)
43.	Brilliant Basics Holdings Limited

Annexure to Auditors’ Report

List of Entities:

44.	Brilliant Basics Limited
45.	Brilliant Basics (MENA) DMCC (liquidated effective July 17, 2020)
46.	Infosys Consulting Pte Ltd.
47.	Infosys Middle East FZ LLC
48.	Fluido Oy
49.	Fluido Sweden AB (Extero)
50.	Fluido Norway A/S
51.	Fluido Denmark A/S
52.	Fluido Slovakia s.r.o
53.	Fluido Newco AB
54.	Infosys Compaz PTE. Ltd
55.	Infosys South Africa (Pty) Ltd
56.	WongDoody Holding Company Inc.
57.	WDW Communications, Inc.
58.	WongDoody, Inc
59.	HIPUS (Acquired on April 01, 2019)
60.	Stater N.V. (Acquired on May 23, 2019)
61.	Stater Nederland B.V. (acquired on May 23, 2019)
62.	Stater Duitsland B.V. (acquired on May 23, 2019)
63.	Stater XXL B.V. (acquired on May 23, 2019)
64.	HypoCasso B.V. (acquired on May 23, 2019)
65.	Stater Participations B.V. (acquired on May 23, 2019)
66.	Stater Deutschland Verwaltungs-GmbH (acquired on May 23, 2019)
67.	Stater Deutschland GmbH & Co. KG (acquired on May 23, 2019)
68.	Stater Belgium N.V./S.A. (Acquired on May 23, 2019)
69.	Outbox systems Inc. dba Simplus (US) (acquired on March 13, 2020)
70.	Simplus North America Inc. (acquired on March 13, 2020)
71.	Simplus ANZ Pty Ltd. (acquired on March 13, 2020)
72.	Simplus Australia Pty Ltd (acquired on March 13, 2020)
73.	Sqware Peg Digital Pty Ltd (acquired on March 13, 2020)
74.	Simplus Philippines, Inc. (acquired on March 13, 2020)
75.	Simplus Europe, Ltd. (acquired on March 13, 2020)
76.	Simplus U.K., Ltd. (acquired on March 13, 2020)
77.	Simplus Ireland, Ltd. (acquired on March 13, 2020)
78.	Infosys Limited Bulgaria EOOD (incorporated effective September 11, 2020)
79.	Infosys Employees Welfare Trust
80.	Infosys Employee Benefits Trust
81.	Infosys Science Foundation
82.	Infosys Expanded Stock Ownership Trust

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF THE STANDALONE FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Opinion

We have audited the accompanying Statement of Standalone Financial Results of INFOSYS LIMITED (the “Company”), for the quarter and half year ended September 30, 2020, (the “Statement”), being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulation; and

b.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (Ind AS 34) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and total comprehensive income and other financial information of the Company for the quarter and half year ended September 30, 2020.

Basis for Opinion

We conducted our audit of the Statement in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Standalone Financial Results

This Statement, which is the responsibility of the Company’s Management and approved by the Board of Directors, has been compiled from the related audited interim condensed standalone financial statements for the quarter and half year ended September 30, 2020. The Company’s Board of Directors is responsible for the preparation and presentation of the standalone financial results that give a true and fair view of the net profit and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial results that give a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the standalone financial results, the Board of Directors is responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone financial results as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the standalone financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the standalone financial results, including the disclosures, and whether the standalone financial results represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the standalone financial results of the Company to express an opinion on the standalone financial results.

Materiality is the magnitude of misstatements in the standalone financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the standalone financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the standalone financial results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar

Partner

Place: Mumbai Date: October 14, 2020	(Membership No.039826) (UDIN:20039826AAAAGU4722)

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2020 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2020	2020	2019	2020	2019	2020
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	24,570	23,665	22,629	48,234	44,432	90,791
Other income, net	570	475	626	1,046	1,362	2,803
Total Income	25,140	24,140	23,255	49,280	45,794	93,594
Expenses
Employee benefit expenses	13,400	13,604	12,675	27,004	24,977	50,887
Cost of technical sub-contractors	1,634	1,626	1,651	3,260	3,291	6,714
Travel expenses	151	116	599	267	1,427	2,710
Cost of software packages and others	1,108	893	680	2,001	1,296	2,703
Communication expenses	162	163	129	324	256	528
Consultancy and professional charges	286	262	341	548	631	1,326
Depreciation and amortisation expenses	855	756	727	1,611	1,408	2,893
Finance cost	48	48	42	96	82	170
Other expenses	746	880	915	1,626	1,763	3,656
Total expenses	18,390	18,348	17,759	36,737	35,131	71,587
Profit before tax	6,750	5,792	5,496	12,543	10,663	22,007
Tax expense:
Current tax	1,763	1,321	1,488	3,084	2,947	5,775
Deferred tax	129	199	(29)	328	(123)	(407)
Profit for the period	4,858	4,272	4,037	9,131	7,839	16,639
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	7	147	(22)	154	(39)	(180)
Equity instruments through other comprehensive income, net	(5)	(1)	2	(6)	5	(33)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	27	(6)	17	21	(7)	(36)
Exchange differences on translation of foreign operations	21	164	(35)	185	(10)	378
Fair value changes on investments, net	(45)	54	2	9	18	22
Total other comprehensive income/(loss), net of tax	5	358	(36)	363	(33)	151
Total comprehensive income for the period	4,863	4,630	4,001	9,494	7,806	16,790
Profit attributable to:
Owners of the company	4,845	4,233	4,019	9,078	7,817	16,594
Non-controlling interest	13	39	18	53	22	45
	4,858	4,272	4,037	9,131	7,839	16,639
Total comprehensive income attributable to:
Owners of the company	4,847	4,586	3,984	9,434	7,782	16,732
Non-controlling interest	16	44	17	60	24	58
	4,863	4,630	4,001	9,494	7,806	16,790
Paid up share capital (par value 5/- each, fully paid)	2,123	2,122	2,121	2,123	2,121	2,122
Other equity *#	63,328	63,328	62,778	63,328	62,778	63,328
Earnings per equity share (par value 5/- each)**
Basic ()	11.42	9.98	9.46	21.40	18.28	38.97
Diluted ()	11.40	9.97	9.44	21.37	18.25	38.91

*	Balances for the quarter and half year ended September 30, 2020 and quarter ended June 30, 2020 represents balances as per the audited Balance Sheet for the year ended March 31, 2020 and balances for the quarter and half year ended September 30, 2019 represents balances as per the audited Balance Sheet for the year ended March 31, 2019 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and half year ended September 30, 2020, quarter ended June 30, 2020 and quarter and half year ended September 30, 2019.

#	Excludes non-controlling interest

1.	Notes pertaining to the current quarter

a)	The audited interim condensed consolidated financial statements for the quarter and half-year ended September 30, 2020 have been taken on record by the Board of Directors at its meeting held on October 14, 2020. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Group has considered the possible effects that may result from COVID-19 in the preparation of these interim condensed consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of COVID-19, the Group has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim condensed consolidated financial statements.

c)	Acquisitions

Kaleidoscope Animations, Inc. :

On October 9, 2020, Infosys Nova Holdings LLC (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Kaleidoscope Animations, Inc. a US based Product Design and Development firm, for a total consideration of up to $ 42 million (approximately 310 crore), comprising of cash consideration, contingent consideration and retention payouts, payable to the employees of Kaleidoscope Animations, Inc over the next three years, subject to their continuous employment with the group along with achievement of set targets for respective years. The payment of contingent consideration to sellers of Kaleidoscope Animations, Inc is dependent upon the achievement of certain financial targets by Kaleidoscope Animations, Inc.

GuideVision s.r.o :

On October 1, 2020, Infy Consulting Company Limited (Wholly-owned subsidiary of Infosys Consulting Holding AG) acquired 100% of voting interests in GuideVision s.r.o , a ServiceNow Elite Partners in Europe for a total consideration of up to Euro 30 million (approximately 259 crore), comprising of cash consideration, contingent consideration and retention payouts payable to the employees of GuideVision s.r.o over the next three years, subject to their continuous employment with the group. The payment of contingent consideration to sellers of GuideVision s.r.o is dependent upon the achievement of certain financial targets by GuideVision s.r.o.

d)	Proposed Acquisition:

On October 8, 2020 Infosys Nova Holdings LLC (a wholly owned subsidiary of Infosys Limited) entered into a definitive agreement to acquire Blue Acorn iCi, a US based Adobe platinum partner and a digital customer experience company, for a total consideration of up to $125 million (approximately 922 crore) including bonuses, subject to fulfillment of customary closing conditions.

e)	Business transfer - Kallidus Inc. and Skava Systems Private Limited:

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly-owned subsidiaries, Kallidus Inc. and Skava Systems Private Limited (together referred to as “Skava”), to transfer the business of Skava to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. Subsequently on August 15, 2020 , the company entered into a business transfer agreement to transfer the business of Kallidus Inc. and Skava Systems Private Limited for a consideration of 171 crore and 66 crore respectively.

The transaction was between a holding company and a wholly owned subsidiary and therefore was accounted for at carrying values and did not have any impact on the consolidated financial statements.

f)	Employee stock grants

On recommendation of the Nomination and Remuneration Committee, the Board on October 14, 2020 approved the grant of 33,900 RSUs to certain eligible employees under the 2015 Plan. The grant date for these RSUs is November 1, 2020. The RSUs would vest over a period of three to four years and the exercise price of RSUs will be equal to the par value of the share.

g)	On the matters pertaining to the whistle blower allegations, previously disclosed by the Company on October 22, 2019, the Company has responded to all the inquires received from the Indian regulatory authorities. The Company submitted its last response on May 15, 2020.

h)	The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective.

2.	Information on dividends for the quarter and half year ended September 30, 2020

The Board of Directors declared an interim dividend of 12/- per equity share. The record date for the payment is October 26, 2020.The interim dividend will be paid on November 11, 2020. The interim dividend declared in the previous year was 8/- per equity share.

 (in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year Ended September 30,		Year ended March 31,
	2020	2020	2019	2020	2019	2020
Dividend per share (par value 5/- each)
Interim dividend	12.00	–	8.00	12.00	8.00	8.00
Final dividend	–	–	–	–	–	9.50

3. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	September 30, 2020	March 31, 2020
ASSETS
Non-current assets
Property, plant and equipment	12,332	12,435
Right of use assets	4,195	4,168
Capital work-in-progress	1,216	954
Goodwill	5,360	5,286
Other Intangible assets	1,752	1,900
Financial assets
Investments	7,754	4,137
Loans	23	21
Other financial assets	642	737
Deferred tax assets (net)	1,305	1,744
Income tax assets (net)	5,402	5,384
Other non-current assets	1,272	1,426
Total non-current assets	41,253	38,192
Current assets
Financial assets
Investments	3,600	4,655
Trade receivables	17,930	18,487
Cash and cash equivalents	22,411	18,649
Loans	130	239
Other financial assets	6,359	5,457
Income tax assets (net)	–	7
Other current assets	6,895	7,082
Total current assets	57,325	54,576
Total Assets	98,578	92,768
EQUITY AND LIABILITIES
Equity
Equity share capital	2,123	2,122
Other equity	68,877	63,328
Total equity attributable to equity holders of the Company	71,000	65,450
Non-controlling interests	434	394
Total equity	71,434	65,844
Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	4,068	4,014
Other financial liabilities	805	807
Deferred tax liabilities (net)	863	968
Other non-current liabilities	722	279
Total non-current liabilities	6,458	6,068
Current liabilities
Financial liabilities
Trade payables	2,375	2,852
Lease liabilities	647	619
Other financial liabilities	10,060	10,481
Other Current Liabilities	5,325	4,842
Provisions	686	572
Income tax liabilities (net)	1,593	1,490
Total current liabilities	20,686	20,856
Total equity and liabilities	98,578	92,768

The disclosure is an extract of the audited Consolidated Balance Sheet as at September 30, 2020 and March 31, 2020 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Consolidated Statement of Cash Flows

(in crore)

Particulars	Half-year ended September 30,
	2020	2019
Cash flow from operating activities
Profit for the period	9,131	7,839
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	3,412	2,824
Depreciation and amortization	1,611	1,408
Interest and dividend income	(804)	(861)
Finance cost	96	82
Impairment loss recognized / (reversed) under expected credit loss model	159	82
Exchange differences on translation of assets and liabilities	(7)	54
Stock compensation expense	174	119
Other adjustments	(60)	(102)
Changes in assets and liabilities
Trade receivables and unbilled revenue	(67)	(1,578)
Loans, other financial assets and other assets	415	410
Trade payables	(477)	(1,071)
Other financial liabilities, other liabilities and provisions	773	930
Cash generated from operations	14,356	10,136
Income taxes paid	(2,987)	(2,705)
Net cash generated by operating activities	11,369	7,431
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles	(1,306)	(1,891)
Loans to employees	–	5
Deposits placed with corporation	(133)	(7)
Interest and dividend received	708	841
Payment towards acquisition of business, net of cash acquired	–	(511)
Payment of contingent consideration pertaining to acquisition of business	(150)	–
Redemption of escrow pertaining to Buyback	–	257
Other receipts	25	23
Payments to acquire Investments
Preference, equity securities and others	–	(41)
Tax free bonds and government bonds	–	(19)
Liquid mutual funds and fixed maturity plan securities	(11,960)	(18,295)
Non convertible debentures	(829)	(52)
Government securities	(4,664)	(1,561)
Others	(1)	(16)
Proceeds on sale of financial assets
Tax free bonds and government bonds	–	18
Non-convertible debentures	720	1,383
Government securities	1,529	1,170
Commercial paper	–	500
Certificates of deposit	900	1,995
Liquid mutual funds and fixed maturity plan securities	11,850	18,946
Preference and equity securities	–	3
Others	22	10
Net cash (used in) / from investing activities	(3,289)	2,758
Cash flows from financing activities:
Payment of lease liabilities	(351)	(294)
Payment of dividends (including dividend distribution tax)	(4,031)	(5,422)
Payment of dividend to non-controlling interest of subsidiary	(20)	(33)
Shares issued on exercise of employee stock options	6	1
Buyback of equity shares including transaction cost	–	(7,478)
Net cash used in financing activities	(4,396)	(13,226)
Net increase / (decrease) in cash and cash equivalents	3,684	(3,037)
Cash and cash equivalents at the beginning of the period	18,649	19,568
Effect of exchange rate changes on cash and cash equivalents	78	(58)
Cash and cash equivalents at the end of the period	22,411	16,473
Supplementary information:
Restricted cash balance	404	375

The disclosure is an extract of the audited Consolidated Statement of Cash flows for the half year ended September 30, 2020 and September 30, 2019 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year Ended September 30,		Year ended March 31,
	2020	2020	2019	2020	2019	2020
Revenue by business segment
Financial Services (1)	7,871	7,457	7,213	15,328	14,069	28,625
Retail (2)	3,651	3,391	3,448	7,043	6,883	14,035
Communication (3)	3,093	3,165	2,961	6,257	5,964	11,984
Energy, Utilities, Resources and Services	3,027	3,027	2,962	6,054	5,796	11,736
Manufacturing	2,241	2,256	2,291	4,497	4,390	9,131
Hi-Tech	2,244	2,063	1,713	4,307	3,392	6,972
Life Sciences (4)	1,672	1,575	1,454	3,246	2,795	5,837
All other segments (5)	771	731	587	1,502	1,143	2,471
Total	24,570	23,665	22,629	48,234	44,432	90,791
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	24,570	23,665	22,629	48,234	44,432	90,791
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,360	2,001	1,866	4,361	3,579	7,306
Retail (2)	1,300	1,048	1,038	2,349	2,070	4,212
Communication (3)	663	621	623	1,284	1,245	2,424
Energy, Utilities , Resources and Services	825	851	818	1,676	1,542	3,216
Manufacturing	655	506	509	1,160	922	2,059
Hi-Tech	669	598	392	1,268	762	1,604
Life Sciences (4)	565	476	392	1,039	670	1,431
All other segments (5)	46	20	7	67	12	64
Total	7,083	6,121	5,645	13,204	10,802	22,316
Less: Other Unallocable expenditure	855	756	733	1,611	1,419	2,942
Add: Unallocable other income	570	475	626	1,046	1,362	2,803
Less: Finance cost	48	48	42	96	82	170
Profit before tax and non-controlling interests	6,750	5,792	5,496	12,543	10,663	22,007

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

6. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2020	2020	2019	2020	2019	2020
Revenue from operations	21,046	20,325	19,666	41,372	38,797	79,047
Profit before tax	6,163	5,378	5,123	11,542	9,943	20,477
Profit for the period	4,497	4,008	3,829	8,505	7,398	15,543

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone condensed financial statements as stated.

By order of the Board
for Infosys Limited

Bengaluru, India	U. B. Pravin Rao Chief Operating Officer and Whole-time Director
October 14, 2020

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2020, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2020	2020	2019	2020	2019	2020
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	3,312	3,121	3,210	6,433	6,340	12,780
Cost of sales	2,125	2,071	2,140	4,196	4,261	8,552
Gross profit	1,187	1,050	1,070	2,237	2,079	4,228
Operating expenses	347	342	374	690	741	1,504
Operating profit	840	708	696	1,547	1,338	2,724
Other income, net	76	63	89	140	195	395
Finance cost	6	6	6	12	12	24
Profit before income taxes	910	765	779	1,675	1,521	3,095
Income tax expense	255	201	207	456	403	757
Net profit	655	564	572	1,219	1,118	2,338
Earnings per equity share *
Basic	0.15	0.13	0.13	0.29	0.26	0.55
Diluted	0.15	0.13	0.13	0.29	0.26	0.55
Total assets	13,363	13,037	12,021	13,363	12,021	12,260
Cash and cash equivalents and current investments	3,526	2,886	2,820	3,526	2,820	3,080

*	EPS is not annualized for the quarter and half year ended September 30, 2020, quarter ended June 30, 2020 and quarter and half year ended September 30, 2019.

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Audited results of Infosys Limited for the quarter and half-year ended September 30, 2020 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2020	2020	2019	2020	2019	2020
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	21,046	20,325	19,666	41,372	38,797	79,047
Other income, net	582	478	604	1,060	1,316	2,700
Total income	21,628	20,803	20,270	42,432	40,113	81,747
Expenses
Employee benefit expenses	11,053	11,222	10,604	22,275	20,985	42,434
Cost of technical sub-contractors	2,125	2,095	2,046	4,220	4,090	8,447
Travel expenses	136	92	482	228	1,182	2,241
Cost of software packages and others	548	481	410	1,029	773	1,656
Communication expenses	121	114	94	235	187	381
Consultancy and professional charges	225	193	253	418	486	1,066
Depreciation and amortisation expense	608	546	542	1,154	1,052	2,144
Finance cost	31	31	28	62	55	114
Other expenses	618	651	688	1,269	1,360	2,787
Total expenses	15,465	15,425	15,147	30,890	30,170	61,270
Profit before tax	6,163	5,378	5,123	11,542	9,943	20,477
Tax expense:
Current tax	1,526	1,225	1,316	2,752	2,632	5,235
Deferred tax	140	145	(22)	285	(87)	(301)
Profit for the period	4,497	4,008	3,829	8,505	7,398	15,543
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	6	156	(18)	162	(35)	(184)
Equity instruments through other comprehensive income, net	(5)	–	2	(5)	2	(31)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	27	(6)	17	21	(7)	(36)
Fair value changes on investments, net	(45)	49	1	4	16	17
Total other comprehensive income/ (loss), net of tax	(17)	199	2	182	(24)	(234)
Total comprehensive income for the period	4,480	4,207	3,831	8,687	7,374	15,309
Paid-up share capital (par value 5/- each fully paid)	2,129	2,129	2,129	2,129	2,129	2,129
Other Equity*	60,105	60,105	60,533	60,105	60,533	60,105
Earnings per equity share ( par value 5 /- each)**
Basic ()	10.56	9.41	8.97	19.97	17.22	36.34
Diluted ()	10.55	9.41	8.96	19.96	17.21	36.32

*	Balances for the quarter and half year ended September 30, 2020 and quarter ended June 30, 2020 represents balances as per the audited Balance Sheet for the year ended March 31, 2020 and balances for the quarter and half year ended September 30, 2019 represents balances as per the audited Balance Sheet for the year ended March 31, 2019 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and half year ended September 30, 2020, quarter ended June 30, 2020 and quarter and half year ended September 30, 2019.

1.	Notes pertaining to the current quarter

a)	The audited interim condensed standalone financial statements for the quarter and half-year ended September 30, 2020 have been taken on record by the Board of Directors at its meeting held on October 14, 2020. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed standalone financial statements. These interim condensed standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Company has considered the possible effects that may result from COVID-19 in the preparation of these interim condensed standalone financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of COVID-19, the Company has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Company's financial statements may differ from that estimated as at the date of approval of these interim condensed standalone financial statements.

c)	Business transfer - Kallidus Inc. and Skava Systems Private Limited:

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly-owned subsidiaries, Kallidus Inc. and Skava Systems Private Limited (together referred to as “Skava”), to transfer the business of Skava to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. Subsequently on August 15, 2020 , the company entered into a business transfer agreement to transfer the business of Kallidus Inc. and Skava Systems Private Limited for a consideration of 171 crore and 66 crore respectively.

The transaction was between a holding company and a wholly owned subsidiary and the resultant impact of 176 crore on account of business transfer was recorded in "Business transfer adjustment reserve" in the standalone financial statements.

d)	Employee stock grants

On recommendation of the Nomination and Remuneration Committee, the Board on October 14, 2020 approved the grant of 33,900 RSUs to certain eligible employees under the

2015 Plan. The grant date for these RSUs is November 1, 2020. The RSUs would vest over a period of three to four years and the exercise price of RSUs will be equal to the par value of the share.

e)	On the matters pertaining to the whistle blower allegations, previously disclosed by the Company on October 22, 2019, the Company has responded to all the inquires received from the Indian regulatory authorities. The Company submitted its last response on May 15, 2020.

f)	The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective.

2.	Information on dividends for the quarter and half-year ended September 30, 2020

The Board of Directors declared an interim dividend of 12/- per equity share. The record date for the payment is October 26, 2020.The interim dividend will be paid on November 11, 2020. The interim dividend declared in the previous year was 8/- per equity share.

(in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year Ended September 30,		Year ended March 31,
	2020	2020	2019	2020	2019	2020
Dividend per share (par value 5/- each)
Interim dividend	12.00	–	8.00	12.00	8.00	8.00
Final dividend	–	–	–	–	–	9.50

3. Audited Standalone Balance Sheet

(In crore)

Particulars	As at
	September 30, 2020	March 31, 2020
ASSETS
Non-current assets
Property, plant and equipment	11,011	11,092
Right of use assets	2,930	2,805
Capital work-in-progress	1,206	945
Goodwill	167	29
Other Intangible assets	85	48
Financial assets
Investments	17,331	13,916
Loans	21	298
Other financial assets	541	613
Deferred tax assets (net)	1,061	1,429
Income tax assets (net)	4,772	4,773
Other non-current assets	1,116	1,273
Total non-current assets	40,241	37,221
Current assets
Financial assets
Investments	2,982	4,006
Trade receivables	15,618	15,459
Cash and cash equivalents	16,247	13,562
Loans	283	307
Other financial assets	4,921	4,398
Other current assets	5,817	6,088
Total current assets	45,868	43,820
Total assets	86,109	81,041
EQUITY AND LIABILITIES
Equity
Equity share capital	2,129	2,129
Other equity	64,714	60,105
Total equity	66,843	62,234
LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	2,927	2,775
Other financial liabilities	89	49
Deferred tax liabilities (net)	489	556
Other non-current liabilities	623	207
Total non - current liabilities	4,128	3,587
Current liabilities
Financial liabilities
Trade payables
Total outstanding dues of micro enterprises and small enterprises	–	–
Total outstanding dues of creditors other than micro enterprises and small enterprises	1,359	1,529
Lease liabilities	418	390
Other financial liabilities	7,397	7,936
Other current liabilities	3,977	3,557
Provisions	629	506
Income tax liabilities (net)	1,358	1,302
Total current liabilities	15,138	15,220
Total equity and liabilities	86,109	81,041

The disclosure is an extract of the audited Balance Sheet as at September 30, 2020 and March 31, 2020 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Standalone Statement of Cash flows

(In crore)

Particulars	Half-year ended September 30,
	2020	2019
Cash flow from operating activities:
Profit for the period	8,505	7,398
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	1,154	1,052
Income tax expense	3,037	2,545
Impairment loss recognized / (reversed) under expected credit loss model	123	53
Finance cost	62	55
Interest and dividend income	(734)	(837)
Stock compensation expense	154	107
Other adjustments	2	(66)
Exchange differences on translation of assets and liabilities	(20)	28
Changes in assets and liabilities
Trade receivables and unbilled revenue	(268)	(1,763)
Other financial assets and other assets	457	478
Trade payables	(209)	(363)
Other financial liabilities, other liabilities and provisions	184	190
Cash generated from operations	12,447	8,877
Income taxes paid	(2,692)	(2,353)
Net cash generated by operating activities	9,755	6,524
Cash flow from investing activities:
Expenditure on property, plant and equipment	(1,105)	(1,770)
Deposits placed with corporations	(130)	(54)
Loans to employees	–	1
Loan given to subsidiaries	(76)	(1,201)
Loan repaid by subsidiaries	267	276
Proceeds from redemption of debentures	327	187
Investment in subsidiaries	(215)	–
Payment of arising towards business transfer	(66)	–
Proceeds from return of investment	–	6
Payment of contingent consideration pertaining to acquisition	(122)	–
Redemption of escrow pertaining to buyback	–	257
Other receipts	25	23
Payments to acquire investments
Preference, equity securities and others	(1)	(41)
Liquid mutual fund units and fixed maturity plan securities	(10,499)	(15,980)
Tax free bonds and Government bonds	–	(12)
Non Convertible debentures	(746)	–
Government Securities	(4,664)	(1,561)
Proceeds on sale of investments
Liquid mutual fund units and fixed maturity plan securities	10,541	16,655
Tax free bonds and Government bonds	–	13
Non-convertible debentures	535	1,383
Certificates of deposit	900	1,625
Commercial paper	–	500
Government Securities	1,529	1,170
Interest and dividend received	673	836
Net cash (used in) / from investing activities	(2,827)	2,313
Cash flow from financing activities:
Payment of lease liabilities	(210)	(194)
Buyback of equity shares including transaction cost	–	(7,478)
Payment of dividends (including dividend distribution tax)	(4,048)	(5,443)
Shares issued on exercise of employee stock options	5	–
Net cash used in financing activities	(4,253)	(13,115)
Effect of exchange differences on translation of foreign currency cash and cash equivalents	10	(40)
Net increase / (decrease) in cash and cash equivalents	2,675	(4,278)
Cash and cash equivalents at the beginning of the period	13,562	15,551
Cash and cash equivalents at the end of the period	16,247	11,233
Supplementary information:
Restricted cash balance	99	134

The disclosure is an extract of the audited Statement of Cash flows for the half year ended September 30, 2020 and September 30, 2019 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the audited interim condensed consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2020.

By order of the Board
for Infosys Limited

Bengaluru, India	U. B. Pravin Rao Chief Operating Officer and Whole-time Director
October 14, 2020

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of Consolidated Audited Financial Results of Infosys Limited and its subsidiaries for the quarter and half-yearended September 30, 2020 prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in crore except per equity share data)

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2020	2020	2019
Revenue from operations	24,570	48,234	22,629
Profit before tax	6,750	12,543	5,496
Profit for the period	4,858	9,131	4,037
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	4,863	9,494	4,001
Profit attributable to:
Owners of the company	4,845	9,078	4,019
Non-controlling interest	13	53	18
	4,858	9,131	4,037
Total comprehensive income attributable to:
Owners of the company	4,847	9,434	3,984
Non-controlling interest	16	60	17
	4,863	9,494	4,001
Paid-up share capital (par value 5/- each fully paid)	2,123	2,123	2,121
Other equity *#	63,328	63,328	62,778
Earnings per share (par value 5/- each)**
Basic ()	11.42	21.40	9.46
Diluted ()	11.40	21.37	9.44

*	Balances for the quarter and half year ended September 30, 2020 represents balances as per the audited Balance Sheet for the year ended March 31, 2020 and balances for the quarter ended September 30, 2019 represents balances as per the audited Balance Sheet for the year ended March 31, 2019 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and half year ended September 30, 2020 and quarter ended September 30, 2019.

#	Excludes non-controlling interest

1.	Notes pertaining to the current quarter

a)	The audited interim condensed consolidated financial statements for the quarter and half-year ended September 30, 2020 have been taken on record by the Board of Directors at its meeting held on October 14, 2020. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Group has considered the possible effects that may result from COVID-19 in the preparation of these interim condensed consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of COVID-19, the Group has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim condensed consolidated financial statements.

c)	Acquisitions

Kaleidoscope Animations, Inc. :

On October 9, 2020, Infosys Nova Holdings LLC (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Kaleidoscope Animations, Inc. a US based Product Design and Development firm, for a total consideration of up to $ 42 million (approximately 310 crore), comprising of cash consideration, contingent consideration and retention payouts, payable to the employees of Kaleidoscope Animations, Inc over the next three years, subject to their continuous employment with the group along with achievement of set targets for respective years. The payment of contingent consideration to sellers of Kaleidoscope Animations, Inc is dependent upon the achievement of certain financial targets by Kaleidoscope Animations, Inc.

GuideVision s.r.o :

On October 1, 2020, Infy Consulting Company Limited (Wholly-owned subsidiary of Infosys Consulting Holding AG) acquired 100% of voting interests in GuideVision s.r.o , a ServiceNow Elite Partners in Europe for a total consideration of up to Euro 30 million (approximately 259 crore), comprising of cash consideration, contingent consideration and retention payouts payable to the employees of GuideVision s.r.o over the next three years, subject to their continuous employment with the group. The payment of contingent consideration to sellers of GuideVision s.r.o is dependent upon the achievement of certain financial targets by GuideVision s.r.o.

d)	Proposed Acquisition:

On October 8, 2020 Infosys Nova Holdings LLC (a wholly owned subsidiary of Infosys Limited) entered into a definitive agreement to acquire Blue Acorn iCi, a US based Adobe platinum partner and a digital customer experience company, for a total consideration of up to $125 million (approximately 922 crore) including bonuses, subject to fulfillment of customary closing conditions.

e)	Business transfer - Kallidus Inc. and Skava Systems Private Limited:

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly-owned subsidiaries, Kallidus Inc. and Skava Systems Private Limited (together referred to as “Skava”), to transfer the business of Skava to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. Subsequently on August 15, 2020 , the company entered into a business transfer agreement to transfer the business of Kallidus Inc. and Skava Systems Private Limited for a consideration of 171 crore and 66 crore respectively.

The transaction was between a holding company and a wholly owned subsidiary and therefore was accounted for at carrying values and did not have any impact on the consolidated financial statements.

f)	Employee stock grants

On recommendation of the Nomination and Remuneration Committee, the Board on October 14, 2020 approved the grant of 33,900 RSUs to certain eligible employees under the 2015 Plan. The grant date for these RSUs is November 1, 2020. The RSUs would vest over a period of three to four years and the exercise price of RSUs will be equal to the par value of the share.

g)	On the matters pertaining to the whistle blower allegations, previously disclosed by the Company on October 22, 2019, the Company has responded to all the inquires received from the Indian regulatory authorities. The Company submitted its last response on May 15, 2020.

h)	The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective.

2.	Information on dividends for the quarter and half-year ended September 30, 2020

The Board of Directors declared an interim dividend of 12/- per equity share. The record date for the payment is October 26, 2020.The interim dividend will be paid on November 11, 2020. The interim dividend declared in the previous year was 8/- per equity share.

(in )

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2020	2020	2019
Dividend per share (par value 5/- each)
Interim dividend	12.00	12.00	8.00
Final dividend	–	–	–

3. Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2020	2020	2019
Revenue from operations	21,046	41,372	19,666
Profit before tax	6,163	11,542	5,123
Profit for the period	4,497	8,505	3,829

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

By order of the Board
for Infosys Limited

Bengaluru, India October 14, 2020	U.B. Pravin Rao Chief Operating Officer and Whole-time Director